UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number: 001-41670

Apollomics Inc.

(Exact Name of Registrant as Specified in its Charter)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Apollomics Inc. on Form F-1 (No. 333-272552) and Form S-8 (No. 333-272552), to the extent not superseded by documents or reports subsequently filed.

Change in Registrant’s Certifying Accountant

Effective from July 14, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of Apollomics Inc. (the “Company”) engaged Grant Thornton LLP (“Grant Thornton”) as the Company’s independent registered public accounting firm, and dismissed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”). The change of the Company’s independent registered public accounting firm was approved by the Audit Committee on July 14, 2023. The decision was not made due to any disagreements with Deloitte.

(a) Dismissal of independent registered public accounting firm

Deloitte, located in Shenzhen, the People’s Republic of China (“PRC”), has served as the Company’s independent registered public accounting firm since 2022.

The audit report of Deloitte on the Company’s financial statements as of and for the fiscal years ended December 31, 2022 and 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”) on the Company’s Annual Report on Form 20-F on April 28, 2023, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2022 and through the subsequent period preceding the expiry of Deloitte’s engagement as the Company’s independent registered public accounting firm, there were: (i) no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Deloitte’s satisfaction would have caused it to make reference thereto in connection with its report on the financial statements for such years and (ii) no reportable events of the type described in Item 16F(a)(1)(v) of Form 20-F.

On July 18, 2023, the Company provided Deloitte with a copy of this disclosure made pursuant to Item 16F of Form 20-F and requested that Deloitte furnish to the Company a letter addressed to the SEC stating whether Deloitte agrees with the statements made by the Company hereby. The letter furnished by Deloitte is attached hereto as Exhibit 16.1 and is incorporated by reference herein.

(b) Engagement of new independent registered public accounting firm

On July 14, 2023, following the Audit Committee’s review process and its resolution regarding the dismissal of Deloitte described in part (a) of this Form 6-K, the Audit Committee approved the engagement of Grant Thornton, located in the United States, as the Company’s independent registered public accounting firm for the audit of the Company’s financial statements for the fiscal year ending December 31, 2023 to be filed with the SEC, and the Company subsequently entered into an engagement letter with Grant Thornton.

During the fiscal years ended December 31, 2022 and 2021, and in the subsequent interim period through July 14, 2023, neither the Company, nor any person acting on its behalf, consulted with Grant Thornton, located in the United States, on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Grant Thornton, located in the United States, concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto), or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

EXHIBIT INDEX

Exhibit	Description of Exhibit

16.1	Letter from Deloitte Touche Tohmatsu Certified Public Accountants LLP to the U.S. Securities and Exchange Commission, dated July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC

Date: July 20, 2023	By:	/s/ Guo-Liang Yu
	Name:	Guo-Liang Yu
	Title:	Chief Executive Officer